Date	1 March 2001
Number	22/01

BHP COAL PRICE NEGOTIATIONS UPDATE

BHP Limited (BHP) today confirmed it has finalised a number of individual Hard Coking Coal (HCC) price negotiations with several
Japanese customers for deliveries in 2001/02. These settlements are broadly in line with HCC price settlements recently reported for this market.

As previously advised, BHP's approach to coal price negotiations this year involves individual negotiations with steel making customers in Japan, as well as customers in other markets (Korea, Taiwan, India, Europe, Brazil).

This approach differs to price negotiations in previous years when a 'benchmark pricing' system was established in Japan. The benchmark price was commonly used in public reporting of coal pricing settlements and, for BHP, reflected the price received for approximately 23 per cent of our annual coal sales.

The benchmark pricing system is no longer operating in Japan and coal prices are now being established globally with customers on an individual basis. Accordingly, and owing to the fact that BHP is engaged in sensitive commercial negotiations with a range of customers, the Company will publicly announce average price settlements when price negotiations for the majority of its expected sales tonnage have been completed.

BHP will advise achieved average price settlements on a global basis for the main three product segments - Hard Coking Coal (HCC), Semi Soft Coking Coal, and Thermal Coal.

Unlike some producers, BHP does not have significant tonnages of Semi-HCC which has commonly been sold at large discounts to HCC and which may be subject to larger percentage increases during current negotiations.
In addition, this coal is likely to form only a small percentage of Japanese customer demand in 2001/02.

For Semi Soft Coking Coal and Thermal coal, BHP expects stronger percentage outcomes than HCC with Japanese, Korean and other customers. European and Brazilian negotiations are expected to continue through March.

Further information can be found on our Internet site: www.bhp.com


Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 418 587 456

Francis McAllister
Vice President Investor Relations, Houston (North America)
Tel: 1 713 961 8625